Exhibit 2.1

Appendix 2

GETRAG CORPORATION

PURCHASE AGREEMENT

BY AND BETWEEN

DANA LIMITED, AS SELLER,

AND

GETRAG GETRIEBE- UND ZAHNRADFABRIK

HERMANN HAGENMEYER GMBH & CIE KG, AS PURCHASER

DATED AS OF JULY 21, 2011

Section 9.10	No Third Party Beneficiaries	20

Section 9.11	Counterparts	20

Section 9.12	Headings	20

Section 9.13	Language	20

SCHEDULES

Schedule 1.1	Required Governmental Consents
Schedule 2.2(b)(i)	Seller’s Wire Transfer Instructions
Schedule 4.5	Liens
Schedule 5.3	Certain Provisions from the GKN Purchase Agreements
Schedule 6.10	Surviving Agreements

EXHIBITS

Exhibit A	Stock Power
Exhibit B	Termination and Release
Exhibit C	GETRAG Shareholder Consent

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, dated as of 21 July, 2011, is made by and between Dana Limited, an Ohio limited liability company (the “Seller”) and GETRAG Getriebe- und Zahnradfabrik Hermann Hagenmeyer GmbH & Cie KG, a German limited partnership (the “Purchaser”). Purchaser and Seller are each referred to herein as a “Party” and collectively as the “Parties”. Certain capitalized terms used herein are defined in Article I below.

This Agreement shall be of full force and effective only upon the satisfaction of the latest to occur of the following conditions precedent: (i) the approval of the transactions contemplated herein by the board of directors of Seller’s parent, Dana Holding Corporation, a Delaware corporation (“Parent”), and (ii) the due execution and effectiveness of the GKN Purchase Agreements (as hereinafter defined), which must occur no later than July 29, 2011. The failure of any of these conditions precedent to be satisfied shall cause this Agreement to be null and void unless otherwise agreed by the Parties in writing.

WHEREAS, Seller owns 7,086 of the issued and outstanding shares of common stock, par value $1.00 per share (the “Shares”) of GETRAG Corporation, a Delaware corporation (“GETRAG Corp.”), which has an aggregate total number of issued and outstanding shares of common stock of 14,460;

WHEREAS, GETRAG US Holding GmbH, a German limited liability company (the “GETRAG Shareholder”), owns the remaining issued and outstanding shares of common stock, par value $1.00 per share, of GETRAG Corp.; and

WHEREAS, Purchaser desires to acquire from Seller, and Seller desires to sell to Purchaser, the Shares.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, and covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby covenant and agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. When used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” or “Affiliates” of any particular Person means any other Person or Persons controlling, controlled by, or under common Control with such particular Person.

“Agreement” means this Purchase Agreement, including all Exhibits and Schedules hereto, as amended from time to time in accordance with its terms.

“Applicable Law” means any applicable decree, determination, injunction, judgment, law, order, ordinance, regulation, rule, statute, or writ of any Governmental Authority, or arbitral body of competent jurisdiction.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banks located in New York, New York or Stuttgart, Germany generally are authorized or required by Applicable Law to close.

“Consent” means any consent, approval, license, permit, waiver, order or authorization of, or registration, declaration or filing with, any Person, including any Governmental Consent.

“Contract” means any written or oral contract, commitment, agreement, arrangement (excluding any regulatory tariff), note, bond, mortgage, lease or other agreement legally binding on any Party.

“Control” (as used in the terms “Control(s),” “Controlling,” “Controlled by” and “under common Control with”) means (1) either: (i) holding 50% or more of the outstanding voting securities of an issuer or (ii) in the case of an unincorporated entity having the right to 50% or more of the profits of the entity, or having the right in the event of dissolution to 50% or more of the assets of the entity; or (2) having the contractual power presently to designate 50% or more of the directors of a profit or not-for-profit corporation.

“GETRAG Corp. Purchase Agreement” means that certain purchase agreement to be entered into by and among GETRAG Corp., Purchaser, the GETRAG Shareholder and GKN regarding the purchase of all of the issued and outstanding capital stock of GETRAG Corp. by GKN.

“GETRAG Dana Holding GmbH Purchase Agreement” means that certain purchase agreement by and among Seller, THI and Purchaser, as guarantor and consenting shareholder, dated as of the date hereof, related to the purchase of Seller’s ownership interest in GETRAG Dana Holding GmbH, a German limited liability company, by Purchaser.

“GETRAG Parties” means Purchaser, GETRAG Corp. and the GETRAG Shareholder and each of their respective Affiliates.

“GKN” means GKN (United Kingdom) plc and one or more of its subsidiaries, as applicable.

“GKN Purchase Agreements” means the GETRAG Corp. Purchase Agreement, together with the purchase agreement to be entered into by Purchaser and one or more of its subsidiaries and GKN regarding the purchase of all of the issued and outstanding capital stock of GETRAG All Wheel Drive AB, a Swedish stock corporation, by GKN and the corresponding framework agreement among such parties for the aggregate purchase under the respective purchase agreements.

“Governmental Authority” means any federal, state or local administrative agency, or any court of competent jurisdiction, department, political subdivision or other governmental authority or instrumentality, in each case, whether domestic or foreign.

“Governmental Consent” means any consent, approval, license, permit, waiver, order or authorization of, notification to or registration, declaration or filing with, any Governmental Authority, including without limitation, the expiration or other termination of all applicable required waiting periods (and extensions thereof).

“Liability” or “Liabilities” means any direct or indirect indebtedness, liability, commitment or other obligation, whether fixed or unfixed, known or unknown, asserted or unasserted, secured or unsecured, matured or unmatured, accrued, incurred, absolute, contingent or otherwise.

“Liens” means any mortgage, pledge, security interest, encumbrance, claim, lien (including any lien for Taxes other than Taxes not yet due and payable or being disputed in good faith), or charge of any kind, other than any of the foregoing created by or through Purchaser or its Affiliates.

“Loss” or “Losses” means, with respect to any Person, any Liability, demand, claim, action, cause of action, cost, damage, deficiency, tax, penalty, fine or other loss or expense, whether or not arising out of a Third Party Claim, including, without limitation all interest, penalties, reasonable attorneys’ fees and expenses and reasonable amounts paid or incurred in connection with any action, demand, Proceeding, investigation or settlement thereof, against or affecting such Person.

“Person” means and includes an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization, a group, or a government or other department or agency thereof, or any other entity.

“Proceeding” means any action, claim, suit, arbitration or legal, administrative or other proceeding pending or threatened, whether by or before any Governmental Authority.

“Required Governmental Consents” means the Governmental Consents set forth on Schedule 1.1 hereto.

“Stockholders Agreement” means that certain GETRAG Gears of North America Inc. Stockholders Agreement entered into by and among Seller, as successor to Dana Corporation, a Virginia corporation, the GETRAG Shareholder and GETRAG Corp.

“Tax” or “Taxes” means all, foreign or domestic, federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, transfer taxes, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, fees or taxes for the privilege of doing business, value added, excise, severance, stamp, occupation, property, rollback and estimated taxes, customs duties, fees, assessments and other governmental charges of any kind whatsoever, together with all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority with respect to such amounts.

“Tax Returns” means a report, return or other information required to be supplied to a Governmental Authority with respect to Taxes (including any amendments and schedules thereto).

“Termination and Release” means that certain Termination and Release to be entered into at the Closing by and among Seller, Purchaser, GETRAG Corp., the GETRAG Shareholder, GETRAG Dana Holding GmbH, GETRAG ALL WHEEL-DRIVE AB, THI and certain of their Affiliates, a form of which is attached hereto as Exhibit B.

“THI” means T. Hagenmeyer Industriebeteiligungsgesellschaft mbH, a German limited liability company.

“Transaction Documents” means this Agreement, all schedules hereto and any other certificates, agreements, and other documents and instruments required to be delivered hereunder or thereunder.

“Transaction Taxes” means any and all sales Taxes, transfer Taxes, stamp Taxes, conveyance Taxes, value added Tax, mortgage Taxes, intangible Taxes, documentary recording Taxes, license and registration fees, notarial fees incurred in connection with the execution of any deed of transfer and recording fees imposed by any Governmental Authority solely related to the transactions hereunder and only as such are in effect through the date of Closing.

Section 1.2 Cross Reference. The following terms are defined in the following Sections of this Agreement:

Term	Section

Claims Notice	8.3
Closing	2.2(a)
Closing Date	2.2(a)
Companies	6.8
GETRAG Corp.	Recitals
GETRAG Shareholder	Recitals
GETRAG Shareholder Consent	3.2(e)
GPG	6.1(c)
GPG Transaction	6.1(c)
Indemnified Party	8.3
Indemnifying Party	8.3
Outside Date	7.1(b)
Parent	Recitals
Party/Parties	Recitals
Purchase Price	2.1
Purchaser	Recitals
Purchaser Indemnitees	8.2(a)
Seller	Recitals
Seller Indemnitees	8.2(b)
Seller’s Wire Transfer Instructions	2.2(b)(i)
Shares	Recitals
Stock Power	3.1(f)

Term	Section

Survival Period	8.1
Third Party Claim	8.4(a)
Third Party Claimant	8.4(a)

ARTICLE II

THE CLOSING TRANSACTIONS

Section 2.1 Purchase of Shares. On the basis of the representations, warranties, covenants and agreements herein, and subject to the satisfaction or waiver of the conditions set forth herein and the terms hereof, at the Closing, Purchaser shall purchase from Seller, and Seller shall sell and transfer to Purchaser, the Shares, free and clear of any Liens. The aggregate purchase price for the Shares, equal to U.S. $104,000,000 (the “Purchase Price”) shall be payable by the Purchaser to Seller in immediately available funds at the Closing.

Section 2.2 Closing Transactions.

(a) Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of becker bohn rechtsanwälte at Breitscheidstr. 10, 70174 Stuttgart, Germany on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the applicable Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself), or at such other place or time or on such other date as may be mutually agreed by Purchaser and Seller in such form as provided for in Section 9.6 hereof. The date and time of the Closing are herein referred to as the “Closing Date.”

(b) The Closing Transactions. At the Closing:

(i) Purchaser shall pay an aggregate amount equal to the Purchase Price in cash by wire transfer of immediately available funds to such bank account(s) designated by Seller on Schedule 2.2(b)(i) attached hereto or as otherwise designated in writing by Seller at least five (5) Business Days prior to the Closing Date (“Seller’s Wire Transfer Instructions”);

(ii) Each Party shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such Party under Article III, as applicable; and

(iii) The Parties shall sign three original copies of a Closing confirmation stating that all Closing conditions of Seller and Purchaser have been fulfilled or waived.

ARTICLE III

CONDITIONS TO CLOSING

Section 3.1 Conditions to the Purchaser’s Obligations. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) The representations and warranties set forth in Article IV shall be true and correct at and as of the Closing Date in all material respects (without giving effect to any limitation as to “materiality” set forth therein) as though then made;

(b) Seller shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by it under this Agreement on or before the Closing;

(c) The Required Governmental Consents that are required by Applicable Law to be obtained prior to the Closing shall have been obtained;

(d) There shall be no Applicable Law that is in effect that prohibits the consummation of any of the transactions contemplated hereby;

(e) Each of the conditions to closing contained in the GETRAG Dana Holding GmbH Purchase Agreement shall have been fulfilled or irrevocably waived;

(f) Seller shall have delivered to Purchaser a duly executed stock power assignment separate from certificate in the form attached hereto as Exhibit A (the “Stock Power”) for the transfer of the Shares to Purchaser;

(g) Seller shall have delivered to Purchaser the Termination and Release duly executed by Seller; and

(h) The conditions precedent to the purchaser’s obligations under the GETRAG Corp. Purchase Agreement shall have been fulfilled or waived other than the Closing and the associated transfer of the Shares from Seller to Purchaser as set forth in this Agreement and the closing of the GETRAG Dana Holding GmbH Purchase Agreement, each of which the Parties acknowledge is a closing condition to the GETRAG Corp. Purchase Agreement.

Any condition specified in this Section 3.1 may be waived by the Purchaser in its sole discretion.

Section 3.2 Conditions to Sellers’ Obligations. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) The representations and warranties set forth in Article V shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) at and as of the Closing Date as though then made;

(b) Purchaser shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by it under this Agreement on or before the Closing;

(c) The Required Governmental Consents that are required by Applicable Law to be obtained prior to the Closing shall have been duly sought and obtained and shall be in full force and effect as of the Closing;

(d) There shall be no Applicable Law that is in effect that prohibits the consummation of any of the transactions contemplated hereby;

(e) Purchaser shall have delivered the GETRAG Shareholder consent duly executed by the GETRAG Shareholder in the form attached as Exhibit C (the “GETRAG Shareholder Consent”), in which the GETRAG Shareholder (i) consents to the transfer of the Shares by Seller as contemplated hereunder and (ii) acknowledges and agrees that Section 4.3 (Right of First Refusal) of the Stockholders Agreement will not apply to the sale and transfer of the Shares by Seller pursuant to this Agreement;

(f) Purchaser shall have delivered to Seller the Termination and Release duly executed by Purchaser and each of its Affiliates that is a party thereto; and

(g) Each of the conditions to closing contained in the GETRAG Dana Holding GmbH Purchase Agreement shall have been fulfilled or irrevocably waived.

Any condition specified in this Section 3.2 may be waived by Seller in its sole discretion.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants that the statements contained in this Article IV are true and correct as of the date hereof and will be true and correct until the Closing Date.

Section 4.1 Organization. Seller is a limited liability company duly organized and validly existing and in good standing under the laws of its state of organization and has the requisite entity power and authority to own its properties and to carry on its business as it is now being conducted, in all material respects.

Section 4.2 Authority and Binding Effect. Except for the approval of the board of directors of Parent and the approval of the board of directors of Seller, Seller has all entity power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by, or on behalf of, Seller, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents have been duly and validly authorized by all necessary entity action on the part of Seller and no additional authorization on the part of Seller is necessary in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents. This Agreement has been duly executed and delivered by Seller and this Agreement is (and the other Transaction Documents when executed and delivered will be) a legal, valid and binding obligation of Seller enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

Section 4.3 No Violations. Subject to obtaining (i) the Required Governmental Consents, (ii) the approval of the board of directors of Parent, (iii) the approval of the board of directors of Seller, (iv) the GETRAG Shareholder Consent to be delivered by Purchaser at the Closing pursuant to Section 3.2(e) above and (v) the acknowledgement from Citicorp USA, Inc. referred to in Schedule 5.3, the execution and delivery of this Agreement and the other Transaction Documents by Seller and the performance and consummation of the transactions contemplated hereby and thereby by Seller do not and will not (a) conflict with or violate any provision of the organizational documents of the Seller, (b) conflict with, or result in the breach of, or constitute a violation of or default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Seller, (c) to Seller’s knowledge, after reasonable inquiry, violate or result in a breach of or constitute a default under any Applicable Law to which Seller is subject, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation, acceleration, loss of benefit or violation, which, individually or in the aggregate, would not materially impair Seller’s ability to perform its obligations hereunder and could not prohibit or materially delay the performance of this Agreement by Seller.

Section 4.4 Consents and Approvals. Except for the (i) the Required Governmental Consents, (ii) the approval of the board of directors of Parent, (iii) the approval of the board of directors of Seller, (iv) the GETRAG Shareholder Consent to be delivered by Purchaser at or prior to the Closing pursuant to Section 3.2(e) above and (v) the acknowledgement from Citicorp USA, Inc. referred to in Schedule 5.3, no Consent is required to be obtained by Seller in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents by Seller or the consummation of the transactions contemplated hereby and thereby by Seller, except for any Consent the failure to obtain would not materially impair Seller’s ability to perform its obligations hereunder and could not prohibit or materially delay the performance of this Agreement by Seller.

Section 4.5 Shares. Seller is the owner of the Shares, free and clear of any Liens other than Liens set forth on Schedule 4.5 hereto or Liens that will be discharged or released at or prior to Closing.

Section 4.6 Brokers and Finders. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of, or is entitled to any fee or commission from Seller in connection with the transactions contemplated by this Agreement.

Section 4.7 NO ADDITIONAL REPRESENTATIONS. EXCEPT AS SPECIFICALLY AND EXPRESSLY SET FORTH IN THIS ARTICLE IV, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, WITH RESPECT TO THE MATTERS CONTEMPLATED HEREBY. PURCHASER ACKNOWLEDGES AND AGREES THAT IT IS NOT RELYING ON ANY STATEMENT, INFORMATION OR REPRESENTATION MADE

BY OR ON BEHALF OF SELLER EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants that the statements contained in this Article V are true and correct as of the date hereof and will be true and correct until the Closing Date.

Section 5.1 Organization. The Purchaser is a duly organized and validly existing German limited partnership (Kommanditgesellschaft) and has all requisite power and authority to own its properties and to carry on its business as it is now being conducted in all material respects.

Section 5.2 Authority and Binding Effect. The Purchaser has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by the Purchaser and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents have been duly and validly authorized by all necessary action on the part of the Purchaser and no additional authorization on the part of the Purchaser is necessary in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents. This Agreement has been duly executed and delivered by the Purchaser and this Agreement is (and the other Transaction Documents when executed and delivered by the Purchaser will be) a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

Section 5.3 Sale of Interest in GETRAG Corp. Schedule 5.3 hereto sets forth an accurate summary of the conditions to closing of the GKN Purchase Agreements, contained in the GKN Purchase Agreements.

Section 5.4 No Violations. Subject to obtaining the Required Governmental Consents and the GETRAG Shareholder Consent, the execution and delivery of this Agreement and the other Transaction Documents and the performance and consummation of the transactions contemplated hereby and thereby by Purchaser do not and will not (a) conflict with or violate any provision of organizational documents of Purchaser, (b) conflict with, or result in the breach of, or constitute a violation of or default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser under, any material Contract to which the Purchaser is party or to which any of its assets is subject, or (c) violate or result in a breach of or constitute a default under any Applicable Law to which Purchaser is subject or by which Purchaser or any of its assets is bound or affected, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation, acceleration, loss of benefit or violation which, individually or in the aggregate, would not materially impair Purchaser’s ability to perform its obligations hereunder and is not reasonably likely to prohibit or materially delay the performance of this Agreement by Purchaser.

Section 5.5 Consents and Approvals. Except for the Required Governmental Consents and the GETRAG Shareholder Consent, no Consent is required to be obtained by the Purchaser or any Affiliate of Purchaser in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents by Purchaser or the consummation of the transactions contemplated hereby and thereby, other than in all cases where the failure to obtain such Consent would not materially impair Purchaser’s ability to perform its obligations hereunder.

Section 5.6 Brokers and Finders. There is no investment banker, broker, finder or other intermediary which has been retained by, is authorized to act on behalf of, or is entitled to any fee or commission from Purchaser in connection with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

Section 6.1 Certain Post-Signing Conduct. Between the execution hereof and the Closing hereunder:

(a) Purchaser shall comply, and shall cause each of its Affiliates, as applicable, to comply, in all material respects with all of the requirements, covenants and obligations set forth in the GKN Purchase Agreements and shall promptly notify Seller in writing of any notice of alleged violation of the GKN Purchase Agreements delivered by any party or parties thereto to any other party or parties thereto, which notification shall include all detail necessary for Seller to evaluate such violation.

(b) Purchaser shall use its, and shall cause its Affiliates to use their, reasonable best efforts and diligently seek to fulfill the conditions precedent to Purchaser’s, or its Affiliate’s, obligations and GKN’s obligations under the GKN Purchase Agreements and to proceed with the closing of the transactions contemplated under the GKN Purchase Agreements as quickly as possible and in any event within ninety (90) calendar days following the effectiveness of the GKN Purchase Agreements. Purchaser agrees to keep Seller informed, and shall provide Seller with regular updates, regarding the status of the closing conditions under the GKN Purchase Agreements and the expected timing of closing of the transactions contemplated under the GKN Purchase Agreements. In the event that the closing of the transactions contemplated under the GKN Purchase Agreements does not, or is not reasonably expected by Purchaser or the parties to the GKN Purchase Agreements to, occur within ninety (90) calendar days following the effectiveness of the GKN Purchase Agreements, Purchaser shall provide Seller with a detailed disclosure outlining (i) the outstanding conditions precedent to the Purchaser’s, or its Affiliate’s, obligations and GKN’s obligations under the GKN Purchase Agreements, (ii) the reasons for such delay and (iii) an updated estimate for when the closing of the transactions contemplated under the GKN Purchase Agreements will occur.

(c) GETRAG Corp. may complete the sale and transfer of its ownership interests in GETRAG Precision Gear Company, LLC (“GPG”) (including the interests in GETRAG Hi-Tech Gears (India) Private Limited) to Purchaser or one of its Affiliates (the “GPG

Transaction”), and Seller hereby consents to the GPG Transaction; provided that the Closing occurs within seven (7) calendar days following the closing of the GPG Transaction.

Section 6.2 Cooperation; Consents. Seller and Purchaser shall, except as otherwise provided herein, use reasonable best efforts to fulfill the conditions precedent to the other applicable Party’s obligations under this Agreement. Without limiting the foregoing, the Parties shall cooperate with, and do all things reasonably requested to assist, one another: (i) in the prompt preparation and filing (which filing shall occur as quickly as practicable consistent with the Parties’ obligations herein) of any filings required with respect to any Required Governmental Consents, including in connection with the making of such filings and providing copies of all documents to the non-filing Party’s advisors prior to filing and, if requested, accepting reasonable additions, deletions, or changes suggested in connection therewith; and (ii) in seeking timely to obtain all Required Governmental Consents or to make any related filings. The Parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any applicable Governmental Authority and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to Applicable Law as required to facilitate obtaining promptly the Required Governmental Consents. Any such supplemental information shall be in substantial compliance, with the requirements of Applicable Law. Each Party shall use reasonable best efforts to obtain expiration or termination of the waiting period under any clearance required with respect to any Required Governmental Consents for the consummation of the transactions contemplated by this Agreement. All fees, expenses and disbursements incurred by the GETRAG Parties, Seller, any Affiliate of Seller or any of the GETRAG Parties or any third party Person (provided that, with respect to third party Persons, such expenses are payable by any of the GETRAG Parties, Seller or an Affiliate of Seller or any GETRAG Party) in connection with the matters referred to in this Section 6.2 shall be borne by Purchaser whether or not incurred by Purchaser or on its behalf. For the avoidance of doubt, the fees, expenses and disbursements referenced in the preceding sentence shall not include any fees of Seller’s, or its Affiliate’s, counsel, except as provided for in Section 6.3.

Section 6.3 Transaction Costs, Fees and Taxes. To the extent applicable, Purchaser shall be solely responsible for any (i) Transaction Taxes, (ii) fees related to any filings required for the consummation of the transactions contemplated hereunder, including, without limitation, the costs of the notarial recording; provided, however, that Purchaser shall not be responsible for any such fees related to any securities filings of Seller or its Affiliates required by the fact that an Affiliate of Seller is a publicly listed corporation, (iii) management bonuses or retention arrangements, (iv) severance packages, (v) statutory employment obligations or (vi) other fees or expenses of any nature, in each case, attributable to or resulting from this Agreement or the transactions contemplated by the GETRAG Corp. Purchase Agreement; provided, however, except as provided in Section 6.2 or in clauses (i) through (vi) of this Section 6.3, whether or not the transactions contemplated by this Agreement are consummated, each Party shall pay its own fees and expenses incident to the negotiation, preparation, execution, delivery and performance hereof, including the fees and expenses of its counsel, accountants and other representatives.

Section 6.4 Pre-Closing Taxes. The GETRAG Parties shall be solely responsible for all Taxes of any kind whatsoever of any of the GETRAG Parties or their respective Affiliates, whether arising prior to or after the Closing or relating to pre or post-Closing periods.

Section 6.5 Insurance. The Purchaser shall cause GETRAG Corp. through the date of Closing, to maintain in effect insurance, including, without limitation, commercial general liability insurance policies and Directors’ and Officers’ insurance policies, in the manner and amounts currently in effect.

Section 6.6 Notice of Certain Matters. From the date hereof through the Closing, each applicable Party, upon obtaining knowledge of such matter, shall give prompt notice to the other Party of (a) the occurrence, or failure to occur, after the date hereof of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement or in any Exhibit or Schedule hereto to be materially untrue or inaccurate, as it relates to such Party, and (b) any failure of the Party to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Exhibit or Schedule hereto.

Section 6.7 Publicity. The Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated by this Agreement and, except as may be required by Applicable Law or any securities exchange on which the securities of a Party or an Affiliate are listed, neither Party shall issue any such press release or make any such public statement without the prior written approval of the other Party, which shall not be unreasonably withheld. For the avoidance of doubt, whether or not such approval by the other Party is required, to the extent practicable, the other Party shall be notified in writing before any press release or public statement is issued, including any disclosure required by Applicable Law or securities exchange, and if such prior notice is not practicable, written notice of such press release or public statement shall be given to the other Party promptly after such issuance.

Section 6.8 Post-Closing Access. Following the Closing Date, the Purchaser shall, to the extent Purchaser or any of its Affiliates has access thereto, allow Seller, upon reasonable prior notice and during regular business hours, through its employees and representatives, the right to examine and make copies of the books and records of GETRAG Corp., GPG or GETRAG Hi-Tech Gears (India) Private Limited (collectively, the “Companies”) to the extent it relates to the Companies’ data until the Closing Date, for any reasonable business purpose relating to its businesses, including the preparation or examination of Tax Returns, regulatory filings and financial statements and the conduct of any litigation or the conduct of any regulatory, contract holder, participant or other dispute resolution whether pending or threatened.

Section 6.9 Resignations. The Seller appointed directors and officers, as applicable, of GETRAG Corp. or any of its Affiliates shall tender their resignations at, or prior to, the Closing to become effective as of the Closing Date.

Section 6.10 Termination of Agreements and Obligations. Pursuant to the Termination and Release, all agreements and obligations of Seller or any of its Affiliates with respect to GETRAG Corp. or any of its Affiliates shall terminate and be of no further force and effect, with the exception of the rights and obligations set forth herein and those agreements set forth on Schedule 6.10 hereto. Purchaser shall cause its Affiliates, as necessary, to execute the Termination and Release at, or prior to, Closing. The Parties agree that their intent and agreement in entering into the Termination and Release is (1) to terminate all agreements between or among the Parties and any of their Affiliates (except as expressly excluded from the Termination and Release) and (2) for each Party and its Affiliates and their respective shareholders, successors and assigns to provide a release to the other Party, its Affiliates and their respective employees, directors, officers, successors and assigns as provided for in the Termination and Release. The Parties agree that Exhibit B hereto is in the form that will be entered into at Closing subject only to any persons or entities being added as signatories to the Agreement and Release in order to give effect to the Parties’ intent.

Section 6.11 Transfer of the Shares. Seller shall transfer to Purchaser title to the Shares free and clear of any Liens.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by the mutual written agreement of the Parties;

(b) by either Party, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or before the 275th calendar day after the date of this Agreement (the “Outside Date”); provided that the right to terminate this Agreement under this clause b shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by either Party, if any Applicable Law of a Governmental Authority of competent jurisdiction shall have been finally and unappealably enacted, entered or promulgated prohibiting the consummation of the Closing; provided that the Party seeking to terminate this Agreement pursuant to this clause c shall have used reasonable best efforts to remove the effects of such Applicable Law, and such Party shall have complied with its obligations under Section 6.2;

(d) by either Party upon a material breach by the other Party which would prevent the Closing, which breach has not been cured within twenty (20) calendar days after written notice thereof has been provided to such other Party; provided that there shall be no right to terminate if such breach was caused, in whole or in part, by a material breach of this Agreement by the Party seeking to terminate this Agreement pursuant to this clause d; or

(e) by the Purchaser, if the condition set forth in Section 3.1(a) with respect to Section 4.5 shall have become incapable of fulfillment and is not cured within thirty (30) days after written notice thereof has been provided by Seller to the Purchaser provided that there shall be no right to terminate if such breach was caused, in whole or in part, by a material breach of this Agreement by the Purchaser.

Section 7.2 Effect of Termination. If this Agreement is terminated as permitted under Section 7.1, such termination shall be without Liability to either Party or its respective Affiliates, and following such termination neither Party shall have any Liability under this Agreement or relating to the transactions contemplated by this Agreement; provided that (i) except as provided below, no such termination shall relieve any Party from any representation or warranty for the circumstance that has caused the termination, and neither shall it relieve any Party that has breached any provision of this Agreement from Liability for such breach, (ii) except as provided below, any such breaching Party shall remain fully liable for any and all Losses incurred or suffered by the other Party as a result of such breach and (iii) no Party shall be liable for any change in Applicable Law after the date of this Agreement, provided that such Party shall have used its reasonable best efforts to remove the effects of such Applicable Law and such Party shall have complied with its obligations under Section 6.2. The provisions of Section 6.7 shall survive any termination of this Agreement and shall remain in full force and effect.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties and Covenants. The representations, warranties and covenants of the Parties contained in this Agreement shall survive the Closing for the applicable period set forth in this Section 8.1 (each, a “Survival Period”), and any and all claims and causes of action for indemnification under this Article VIII arising out of the inaccuracy or breach of any representation, warranty or covenant of a Party must be made prior to the termination of the applicable Survival Period. The Parties agree that all of the representations, warranties and covenants of the Parties contained in this Agreement and any and all claims and causes of action for indemnification under this Article VIII related thereto shall survive until the third anniversary of the Closing; provided, however, that the representation and warranty in Section 4.5 shall survive until the eighth anniversary of the Closing, unless, in the case of covenants or agreements, a specified survival period is otherwise set forth in this Agreement (in which case such specified date will control) Notwithstanding the foregoing, any obligations to indemnify, defend and hold harmless pursuant to Section 8.2 shall not terminate with respect to any item as to which the Indemnified Party (as defined below) shall have, before the expiration of the applicable Survival Period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the Indemnifying Party (as defined below) in accordance with Section 8.3.

Section 8.2 Obligation to Indemnify.

(a) If the Closing occurs, Seller agrees to indemnify, defend and hold harmless Purchaser and its directors, officers, employees, Affiliates, successors, permitted assigns, agents and representatives (in each case, collectively, the “Purchaser Indemnitees”) from and against all Losses resulting from (i) any breach of any of the representations and warranties contained in Article IV and (ii) any breach of any of the covenants or other agreements of Seller contained in this Agreement.

(b) Purchaser agrees to indemnify, defend and hold harmless Seller, and its directors, officers, employees, Affiliates, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”), from and against all Losses resulting from (i) any breach of any of the representations and warranties contained in Article V, (ii) any breach of any of the covenants and agreements of Purchaser contained in this Agreement, (iii) Purchaser’s failure to consummate the transactions contemplated by this Agreement despite satisfaction of the conditions to Purchaser’s obligations set forth in Section 3.1 hereof, (iv) any Losses attributable to the conduct of the business of GETRAG Corp. or its Affiliates, or any of their respective operations or acts or omissions, whether occurring prior to or following the Closing or (v) any Losses attributable to or arising in connection with the ownership agreements or organizational documents of GPG or GETRAG Hi-Tech Gears (India) Private Limited.

(c) Upon making any indemnification payment under this Article VIII, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party Person in respect of the Loss to which the payment relates; provided, however, that until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against any such third party Person on account of said payment are hereby made expressly subordinated and subjected in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality of any other provision hereof, each such Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

(d) Neither Seller nor Purchaser shall have any right to set off any Losses under this Article VIII against any payments to be made by such Party or Parties pursuant to this Agreement or any other agreement among the Parties or their respective Affiliates.

(e) No Party shall be liable for any change in Applicable Law after the date of this Agreement provided that such Party shall have complied with its obligations under Section 6.1 and 6.2 hereof.

(f) The provisions of this Section 8.2 are intended to be for the benefit of, and shall be enforceable by each of the Purchaser Indemnitees or Seller Indemnitees, as applicable, and each such Person’s heirs, representatives, successors or permitted assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 8.2.

(g) Except as provided in Section 8.2(b)(iii), the indemnification provisions of this Article VIII shall not be enforceable until the Closing has occurred.

Section 8.3 Claims Notice. In the event that either a Purchaser Indemnitee or a Seller Indemnitee wishes to assert a claim for indemnification hereunder, such Party seeking indemnification (the “Indemnified Party”) shall deliver written notice (a “Claims Notice”) to the other Party (the “Indemnifying Party”) no later than twenty (20) Business Days after the Indemnified Party becoming aware of the claim, specifying in reasonable detail (to the extent known) the facts constituting the basis for, and the amount (if known) of, the claim asserted. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for Losses in connection with such claim except to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure.

Section 8.4 Right to Contest Claims of Third Parties.

(a) The Indemnifying Party shall have the right, but not the obligation, upon written notice to the Indemnified Party within twenty (20) Business Days following receipt of notice thereof, to investigate, contest, assume the defense of or settle any claim or demand made, or any action, Proceeding or investigation instituted, by any Person not a party to this Agreement (a “Third Party Claimant”) that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Article VIII (a “Third Party Claim”); provided that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement of any such Third Party Claim through representatives and counsel of its own choosing; and, provided further, that the Indemnifying Party shall not settle any Third Party Claim unless (i) such settlement is on exclusively monetary terms and the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement either concurrently or with the effectiveness thereof, (ii)such settlement includes a complete and irrevocable general release executed by all Persons who brought such Third Party Claim, which release shall release the Indemnified Party from any Liability, or (iii) the Indemnified Party shall have consented in writing to the terms of such settlement, which consent shall not be unreasonably withheld or delayed. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof and for any period during which the interests of the Indemnifying Party and Indemnified Party may conflict, giving rise to the right of the Indemnified Party to employ counsel of its own choosing. Whether or not the Indemnifying Party shall have assumed the defense of such Third Party Claim, the Indemnified Party shall not settle, compromise or pay any Third Party Claim for which it seeks indemnification hereunder without the prior written consent of the Indemnifying Party.

(b) The Indemnifying Party shall be entitled to participate in (but not to control) the defense of any Third Party Claim which it has not elected to assume the defense of with its own counsel and at its own expense.

(c) Purchaser and Seller shall make mutually available to each other all relevant information in their possession relating to any Third Party Claim (except to the extent that such action would result in a loss of attorney client privilege) and shall cooperate with each other in the defense thereof.

Section 8.5 Indemnification Payments. Any payment under Article VIII shall be treated as an adjustment to the Purchase Price for Tax purposes and shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnified Party shall designate to the Indemnifying Party in writing.

Section 8.6 Exclusivity. In the absence of fraud, following the Closing, the indemnities provided for in Article VIII shall be the exclusive remedies of the Parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation or warranty contained in this Agreement, or any breach of any of the covenants or other agreements contained in this Agreement. To the extent permissible by Applicable Law, any additional rights and remedies of the Purchaser with respect to any impairment of the Share are excluded. Any rights of the

Purchaser (i) to reimbursement of Losses resulting from the breach of pre-contractual duties, or (ii) to avoidance of this agreement because of the lack of substantial qualities shall also be excluded.

Section 8.7 Enforcement by Third Parties. The provisions of this Article VIII are (i) intended to be for the benefit of, and shall be enforceable by each Seller Indemnitee and Purchaser Indemnitee and the heirs and representatives of such Seller Indemnitee or Purchaser Indemnitee, as applicable, it being expressly agreed that such Persons shall be third party beneficiaries of this Article VIII, and (ii) in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person has by contract or otherwise (including pursuant to the terms hereof).

ARTICLE IX

MISCELLANEOUS

Section 9.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally (by courier or otherwise), or sent by certified or registered mail, postage prepaid and return receipt requested, or by express mail. Any such notice shall be deemed given when so delivered personally or by courier mails, as follows:

(a)	if to Seller:

Dana Limited

3939 Technology Drive

Maumee, OH 43537

Attn.: General Counsel

With a concurrent copy to:

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, VA 23219

Attn: Robert Acosta-Lewis

(b)	If to Purchaser:

GETRAG Getriebe- und Zahnradfabrik

Hermann Hagenmeyer GmbH & Cie KG

Hermann-Hagenmeyer-Strasse

D-74199 Untergruppenbach, Germany

Attn.: Mihir Kotecha

With a concurrent copy to:

becker bohn rechtsanwälte

Breitscheidstrasse 10

D-70174 Stuttgart, Germany

Attn: Dr. Christoph Becker

Moore & Van Allen PLLC

100 N. Tryon Street, Suite 4700

Charlotte, NC 28202

Attn: Michael E. Zeller

Any Party may, by notice given in accordance with this Section 9.1 to the other Party, designate another address or person for receipt of notices hereunder; provided that notice of such a change shall be effective upon receipt.

Section 9.2 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to its conflict of laws principles.

Section 9.3 Dispute Resolution. All disputes which may arise out of or in connection with this Agreement are to be referred to arbitration pursuant to the Rules of Arbitration of the International Chamber of Commerce as in force at the date of these proceedings excluding ordinary court proceedings. The arbitration tribunal shall also be entitled to decide on the validity of this arbitration clause. The arbitration tribunal shall consist of three arbitrators. Place of arbitration shall be Stuttgart, Federal Republic of Germany. The arbitration shall be conducted in English (however, all documents and deeds may be filed in English or German). Regarding the procedure, especially with respect to taking evidence, the arbitration tribunal shall apply Delaware law. A dissenting opinion shall not be permissible.

Section 9.4 Attorneys’ Fees. If any Proceeding is brought by one Party against another Party, the party succeeding or prevailing in whole shall be entitled to recover its reasonable attorneys fees and other costs incurred in that action or Proceeding, in addition to any other relief to which it may be entitled. In all other Proceedings each Party shall pay its own fees and expenses.

Section 9.5 Entire Agreement. This Agreement and the other Transaction Documents (including any additional agreements contemplated hereby or thereby and the Disclosure Schedules) contain the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto.

Section 9.6 Waivers and Amendments; Non Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the Parties or, in the case of a waiver, by the Party waiving compliance, provided that, in the event that Applicable Law provides for stricter requirements as to form, the Parties will observe such legal requirements. Except as provided in Article VIII, no delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

Section 9.7 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court or arbitration board of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. Upon such determination that any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.8 Binding Effect; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party (in whole or in part) without the prior written consent of the other Party, unless otherwise provided for herein.

(b) Purchaser may assign, in its sole discretion, any of its rights, interests and obligations under the Agreement to the GETRAG Shareholder or any of its other Affiliates, but no such assignment will relieve Purchaser of any of its obligations under this Agreement. Furthermore, following the Closing, Purchaser may assign, in its sole discretion, any of its rights, interests and obligations under the Agreement to the purchasers under the GETRAG Corp. Purchase Agreement, but no such assignment will relieve Purchaser of any of its obligations under this Agreement. Any purported assignment (other than as permitted by the preceding sentences) without consent of the other Party will be void.

Section 9.9 Interpretation.

(a) For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. All terms defined herein in the singular shall have the same meaning when used in the plural; all terms defined herein in the plural shall have the same meaning when used in the singular.

(b) With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

(c) All references herein to Articles, Sections, subsections, paragraphs, subparagraphs and clauses shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

(d) All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

(e) The words “include” and “including” and variations thereof shall not be deemed terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(f) For purposes of this agreement, the word “primarily” shall mean used for the specified purpose to a greater extent than for any other purpose.

Section 9.10 No Third Party Beneficiaries. Except as otherwise specifically set forth herein, nothing in this Agreement is intended or shall be construed to give any Person, other than the Parties, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 9.11 Counterparts. This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

Section 9.12 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

Section 9.13 Language. This agreement has been executed in English and the English version shall prevail over any German translations hereof.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

DANA LIMITED

By:	/s/ Stephen Lieberman
Name:
Title:

GETRAG GETRIEBE- UND ZAHNRADFABRIK HERMANN HAGENMEYER GMBH & CIE KG

By:	/s/ Frank Walter
Name:
Title: